UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/17____ AND ENDING ____12/31/17____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Portico Capital Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Lewis Street
                            (No. and Street)

Greenwich, CT 06830
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George   (603) 380-5435
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP
                    (Name - if individual, state last, first, middle name)

51 Locust Avenue, Suite 303, New Canaan, CT 06840
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard Northrop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Portico Capital Securities LLC as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

        None



Richard Northrop
Managing Partner



Notary Public

Kathleen O' Sullivan
Notary Public-Connecticut
My Commission Expires
August 31, 2022

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
( )	(b)	Statement of Financial Condition.
( )	(c)	Statement of Income (Loss).
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
( )	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
(x)	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
( )	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

Portico Capital Securities LLC
Financial Statement
December 31, 2017

Portico Capital Securities LLC
Index to Financial Statement
December 31, 2017



REYNOLDS + ROWELLA

ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member
of Portico Capital Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Portico Capital Securities LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Portico Capital Securities LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Reynolds + Rowella, LLP

We have served as Portico Capital Securities LLC's auditor since 2004.

New Canaan, Connecticut
February 26, 2018

Portico Capital Securities LLC
Statement of Financial Condition
As of December 31, 2017

Assets

Cash	$ 215,871
Prepaid expense	8,379
Total Assets	**$ 224,250**

Liabilities and Member Equity

Liabilities

Accounts payable and accrued expenses	$ 74,819
Total Liabilities	74,819
Member Equity	149,431
Total Liabilities and Member Equity	**$ 224,250**

Portico Capital Securities LLC
Notes to Financial Statement
December 31, 2017

1. **Nature of Operations and Summary of Significant Accounting Policies**

Nature of Operations

Portico Capital Securities LLC, (the "Company") a limited liability company, was formed in the State of Delaware on January 24, 2003 and will terminate on December 31, 2028. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is also a member of the Financial Industry Regulatory Authority (FINRA).

The Company's principal business activities include providing consulting advice in:
(i) corporate mergers and acquisitions, and (ii) corporate capital-raising.

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less. There were no cash equivalents at December 31, 2017.

Accounts Receivable

Accounts receivable are carried at original invoiced amounts less an allowance for doubtful accounts. Management determines the allowance for doubtful accounts based upon historical experience and periodic evaluations of specific customer accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of amounts previously written off are recorded as income when received. There were no accounts receivable balances at December 31, 2017 and therefore no allowance was considered necessary.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

New Accounting Standards Not Yet Adopted

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning January 2019. A lessee will be required to recognize on the balance sheet, the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the member. Therefore, no provision or liability for income taxes has been included in the financial statement.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statement. The Company's 2014 through 2017 tax years are open for examination by federal, state and local tax authorities.

2. **Related Party Transactions**

Portico Holdings, LLC ("PH") is the single member of the Company. In May 2003, the Company entered into an Administrative Services Agreement (the "Agreement") with PH. Under the terms of the Agreement, PH provides services and facilities to the Company and the Company compensates PH for providing such services and facilities. PH processes the payment of expenses, which includes rent and utilities, salaries, telecommunications, professional fees and administrative assistance. PH charged the Company $8,579,469 for such expenses for the year ended December 31, 2017. The Company paid $8,003,655 to PH for these expenses and PH contributed the remaining $575,814 in expenses to the Company.

3. **Net Capital and Aggregate Indebtedness Requirement**

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2017, the Company's net capital balance as defined by SEC Rule 15c3-1 was $141,052, which exceeded the minimum requirement of $5,000. At December 31, 2017, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.53 to 1.

4. **Rule 15c3-3 Exemption**

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers.